UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Ecomat, Inc.

(Name of Registrant)

Nevada	000-21613	13-3865026
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Wall Street, 28th Floor, New York, NY 10005

(Address of principal executive offices, including zip code)

(323) 552-9867

(Registrant’s telephone number, including area code)

Ecomat, Inc.

40 Wall Street,

28th Floor, New York, NY 10005

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being delivered on or after January 12, 2021, to the record holders of shares of common stock, par value $0.0001(the “Common Stock”), of Ecomat, Inc., a Nevada corporation (the “Company”). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors.

On January 5, 2021 , Ivo Heiden and WWYD Inc., (the “Sellers”), the then stockholders of the Company, entered into a Stock Purchase Agreement (the “Agreement”) with Clark Orient (BVI) Limited (the “Purchaser”), pursuant to which, among other things, the Sellers agreed to sell to the Purchaser and the Purchaser agreed to purchase from the Sellers, a total of 20,205,000 shares of the Company’s Common Stock, representing approximately 85% of the issued and outstanding capital stock of the Company (the “Purchased Shares”).

The purchase and sale of the Purchased Shares took place at a closing (the “Closing”) held on January 7, 2021. The aggregate purchase price for the Purchased Shares was of $320,000. The Purchaser used personal funds to acquire the Purchased Shares. After giving effect to the sale of the Purchased Shares, such shares represent 85% of the outstanding shares of Common Stock of the Company.

On January 6, 2021, the Company accepted the resignation of Ivo Heiden, as the Company’s Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors. These resignations were given in connection with the consummation of the Agreement with the Purchaser and were not the result of any disagreement with Company on any matter relating to Company’s operations, policies or practices. These resignations became effective on January 6, 2021. On the same date, to fill the vacancies created by Ivo Heiden’s resignations, Ms. Yang Gui was appointed as Chief Executive Officer, Chief Financial Officer, sole director, and Chairwoman of the Board of Directors of the Company. These appointments became effective on January 6, 2021.

This Information Statement is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

In connection with the Closing, a change of control of the Company was effected. Taking into account the transfer of the 20,205,000 shares to the Purchaser, the Purchaser owns 20,205,000 shares, representing approximately 85% of the issued and outstanding shares of Common Stock, as of the Closing date. As noted above, Ms. Yang Gui was elected to the Board of Directors in connection with the Closing, and she will be the sole director and officer of the Company.

The Board of Directors of the Company and the Company’s officers consist of the following person as the date of the filing of the Information Statement:

Name	Position
Yang Gui	Chief Executive Officer, Chief Financial Officer, sole director, and the Chairwoman of the Board.

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Ms. Yang Gui will serve until the next annual meeting of shareholders of the Company and until her successors are elected and qualified or until her earlier death, resignation or removal.

The following is information concerning the business background of Ms. Yang Gui who is the sole director and officer of the Company following the mailing of this Information Statement.

Ms. Yang Gui has extensive experience in the financial industry. From 2013 to the present, Ms. Gui serves as CEO & Co-Founder of E C Advisors, a company based in New York and specialized in providing financial consulting services. From 2010 to 2013, she served as Vice President of Algorithm Sales at Bank of America Merrill Lynch, New York. From 2005 to 2010, she served as Assistant Vice President and later Vice President of Algorithm Sales & Trading at Investment Technology Group (ITG) in New York. Ms. Gui obtained her bachelor’s degree in Nanjing University of Science & Technology in 1998. In 2005, Ms. Gui received her master’s degree in Statistics from Harvard University.

There are no family relationships among directors or executive officers of the Company.

No directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any Company registered as an investment Company under the Investment Company Act of 1940. Officers serve at the discretion of the Board of Directors.

As described elsewhere herein, in connection with the consummation of the Agreement, Ms. Yang Gui was appointed to the Board of Directors in connection with Closing and appointments became effective on January 6, 2021.

Voting Securities of the Company

On January 7, 2021, there were 23,811,750 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information concerning the identification and address of each person which prior to the closing under the Agreement was the beneficial owner of more than 5% of the Company’s then-outstanding 23,811,750 shares of Common Stock, the Company’s only outstanding class of voting securities, and each person who was an officer or director of the Company immediately prior to the Closing:

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Ivo Heiden 2275 Huntingto DR Suite 851 San Marino CA 91108	Common Stock	13,230,000	55.561%

PALATIN AG Beethovenstrasse 43, Postfach 43 8022 Zuerich, Switzerland	Common Stock	1,560,000	6.551%

WWYD INC C/O Rubyzaar Ltd 34 35th Street, 6th FL Brooklyn NY 11232	Common Stock	6,975,000	29.292%

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Certain Relationships and Related Party Transactions

There are no material relationships between the Company and the former or current officers and directors of the Company, other than the transactions and relationships described below or contemplated by the Agreement.

Changes in Control

The following table sets forth the name and address of each person who was the beneficial owner of more than 5% of any class of voting securities of the Company or an officer or director of the Company immediately following the Closing, and taking into account the transfer of a total of 20,205,000 shares to the Purchaser, and the number of shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Clark Orient (BVI) Limited Room 2906, 29/F, China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong	Common Stock	20,205,000	84.853%

PALATIN AG Beethovenstrasse 43, Postfach 43 8022 Zuerich, Switzerland	Common Stock	1,560,000	6.551%

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

During the year ended December 31, 2020, we paid no compensation to our then Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors, Ivo Heiden, who resigned from all offices he held with the Company on January 6, 2021. The compensation for our new CEO and CFO, Ms. Yang Gui, have not yet been set. The Company has no employee benefit plans or other compensation plans at this time.

Because the Company has had no material business operations, the Company has not established a standing audit, nominating or compensation committee or committees. As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act. The Company has not yet established policies and procedures with respect to the nomination of directors or the compensation of officers and directors.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates recommended by stockholders for election to the Board of Directors, although that policy may be reconsidered in the future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of January 12, 2021, all Section 16(a) filing requirements applicable to the Company’s officers, directors and greater than 10% beneficial owners were complied with.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 12, 2021

Ecomat, Inc.

By:	/s/ Yang Gui
Name:	Yang Gui
Title:	Chief Executive Officer

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